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Exhibit 12.2

Con Edison Company of New York, Inc.

RATIO TO EARNINGS TO FIXED CHARGES
(MILLIONS OF DOLLARS)

	For the Six Months Ended June 30, 2003	For the Twelve Months Ended June 30, 2003	For the Twelve Months Ended December 31,
			2002	2001	2000	1999	1998

Earnings
Net Income for Common Stock	$203	$561	$605	$649	$570	$698	$728
Preferred Stock Dividend	6	11	13	14	14	14	17
Cumulative Effect of Changes in Accounting Principles	—	—	—	—	—	—	—
(Income) or Loss from Equity Investees	—	1	1	—	—	—	1
Minority Interest Loss	—	—	—	—	—	—	—
Income Tax	126	331	342	427	290	366	414

Pre-Tax Income from Continuing Operations	$335	$904	$961	$1,090	$874	$1,078	$1,160
Add: Fixed Charges*	198	418	408	410	392	340	346
Add: Amortization of Capitalized Interest	—	—	—	—	—	—	—
Add: Distributed Income of Equity Investees	—	—	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—	—	—
Subtract: Preferred Stock Dividend Requirement	—	—	—	—	—	—	—

Earnings	$533	$1,322	$1,369	$1,500	$1,266	$1,418	$1,506

*Fixed Charges
Interest on Long-term Debt	$169	$339	$333	$347	$319	$292	$295
Amortization of Debt Discount, Premium and Expense	6	12	12	13	13	13	14
Interest Capitalized	—	—	—	—	—	—	—
Other Interest	14	50	51	32	43	17	18
Interest Component of Rentals	9	17	12	18	17	18	19
Preferred Stock Dividend Requirement	—	—	—	—	—	—	—

Fixed Charges	$198	$418	$408	$410	$392	$340	$346

Ratio of Earnings to Fixed Charges	2.7	3.2	3.4	3.7	3.2	4.2	4.4

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  Exhibit 12.2
Con Edison Company of New York, Inc. RATIO TO EARNINGS TO FIXED CHARGES (MILLIONS OF DOLLARS)